

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

Via E-mail
Walter W. Bettinger II
President and Chief Executive Officer
The Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105

> **Re:** **The Charles Schwab Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 7, 2012**
> **File No. 001-09700**

Dear Mr. Bettinger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

1. We note your discussion on pages 3 and 4 regarding the various products and services that you provide to customers in both your Investor Services and Institutional Services segments. We further note your revenue discussion beginning on page 21 as well as your accounting policy disclosure on page 52. In an effort to provide greater clarity to your disclosures, please revise your future filings to more clearly address how revenues are earned from the various products and services offered by each segment and link this discussion to your revenue recognition accounting policy. For example, please address the following:

- It appears that a significant amount of your asset management and administrative fees are comprised of mutual fund service fees which, according to your disclosure on page 21, are based upon the daily balances of client assets invested in the funds. Please explain the basis for how such fees are attributed to each of your reportable segments.
- On pages 3 and 4 you discuss various education services (including research, analytic tools, performance reports, market analysis, educational materials and conferences) that are provided to clients in both your Investor Services and Institutional Services segments. Please clarify whether you receive fees for providing such services and how the related revenue is classified within your Statements of Income.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 21

Net Revenues – Trading Revenues, page 23

2. We note your disclosure that trading revenue is comprised of commission and principal transaction revenues and that the latter primarily consists of revenue from client fixed income securities trading activity. Please revise your future filings to more clearly disclose how you earn revenue from clients' fixed income securities trading activity given that these trades do not appear to be commission-based.

Liquidity and Capital Resources, page 29

Schwab, page 31

3. In Note 24 beginning on page 85, you discuss your requirement to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients at your broker-dealer subsidiaries pursuant to Rule 15c3-3. Please also discuss, in the liquidity section of future filings, the impact that Rule 15c3-3 has on the available liquidity at your broker-dealer subsidiaries given that cash segregated for the benefit of customers may not be available as a general source of liquidity.

Schwab Bank, page 32

4. We note in your liquidity discussion for both Schwab and optionsXpress that you discuss certain regulatory requirements that may restrict the amount of payments (including dividends, debt repayments and advances) from these subsidiaries to the parent company. Please revise your disclosure in future filings to discuss any similar restrictions that would impact your ability to access liquidity at Schwab Bank.

Risk Management – Credit Risk, page 37

5.   We note your disclosure here as well as within your disclosure of credit quality indicators on pages 65 and 66 regarding the original LTV ratios for both your first mortgage and HELOC portfolios. Given the significant deterioration in housing prices in recent years, please explain how you monitor current LTV ratios and how this information is incorporated into your determination of the allowance for loan losses. Please also revise your disclosure in future filings to provide this information, if available.

6.   We note that approximately 78% of your HELOC portfolio as of December 31, 2011 is in a second lien position. Please tell us and revise your disclosure in future filings to address the following with respect to your second lien portfolio:

- Quantify the portion of your second lien HELOC portfolio for which you also hold or service the first lien;
- Clarify whether you are able to track the delinquency/default status of the first lien regardless of whether you hold or service the first lien loan;
- Discuss whether the default and delinquency statistics for the second lien HELOCs where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan;
- Quantify how many borrowers are only paying the minimum amount due on your HELOC portfolio;
- Describe the terms of the home equity credit lines in more detail. For example, explain how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing; and
- Clarify whether the default and delinquency statistics for amortizing loans show a different trend than situations where the HELOCs have not converted to amortizing.

Critical Accounting Estimates, page 41

Allowance for Loan Losses, page 42

7.   You have disclosed on page 42 and throughout your filing that the "adequacy" of the allowance is reviewed quarterly by management. Please revise future filings to confirm, if true, that the allowance is maintained at an "appropriate" rather than "adequate" level.

8.   Please revise your future filings to address how the increased risks in your second lien HELOC portfolio are factored into your determination of the allowance for loan losses.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 52

Cash and investments segregated and on deposit for regulatory purposes, page 53

9.   We note your disclosure on page 22 that pursuant to applicable regulations, client cash
        balances that are not used for margin lending are generally segregated into investment
        accounts that are maintained for the exclusive benefit of clients. In the interest of
        transparency, please revise your accounting policy disclosure in your future filings to
        disclose this fact.

Nonaccrual loans, page 54

10.   We note that you place loans on nonaccrual status upon becoming 90 days past due or
        when the full timely collection of interest or principal becomes uncertain. With respect
        to HELOCs in a junior lien position, please tell us and revise your future filings to
        disclose how you consider the delinquency status of the first lien when determining
        whether to place a HELOC that is otherwise performing on nonaccrual status.

11.   We note that a loan may be returned to accrual status when all delinquent interest and
        principal is repaid and the loan is performing in accordance with the terms of the loan
        agreement. To enhance the transparency of your disclosure, please revise future filings to
        discuss the length of time that a nonaccrual loan must perform pursuant to the terms of
        the loan agreement to return to accrual status.

12.   Please revise your future filings to disclose your policy for charging off uncollectible
        financing receivables as required by ASC 310-10-50-11B(b).

Note 17 – Fair Values of Assets and Liabilities, page 75

Assets and Liabilities Recorded at Fair Value, page 76

13.   We note that when quoted prices do not exist, you use prices obtained from independent
        third-party pricing services to measure the fair value of your investment assets. In future
        filings, please consider disclosing:

        - The number of quotes or prices you generally obtained per instrument, and if you
          obtained multiple quotes or prices, how you determined the ultimate value you
          used in your financial statements; and
        - The extent to which the brokers or pricing services are gathering observable
          market information as opposed to using unobservable inputs and/or proprietary
          models in making valuation judgments and determinations.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 5 – Loans to Banking Clients and Related Allowance for Loan Losses, page 10

14.   Please revise your future filings to clarify whether you apply the same underwriting standards to both your originated loans and those loans being originated and serviced by Quicken Loans. If not please discuss any differences in such standards in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 with any questions.

                                        Sincerely,

                                        /s/ Angela Connell for

                                        Stephanie J. Ciboroski
                                        Senior Assistant Chief Accountant